December 1, 2009

Via EDGAR and Facsimile @ (703)813-6986
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Mr. Larry Spirgel
Assistant Director - Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         Re:   Pre-Paid Legal Services, Inc.
               Form 10-K for fiscal year ended December 31, 2008
               Filed February 27, 2009
               File No. 001-09293

Dear Mr. Spirgel:

Below are our responses to your enumerated comments contained in your letter of November 19, 2009 to the above referenced filing. We understand the purpose of your review and comments is to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to your comments to our responses and once agreed upon, we will file amended documents in a timely manner.

Item 1 -We note your response to our prior comment one in our letter dated October 26, 2009. However, the table's value would be enhanced by including a narrative briefly highlighting the significance of the membership data. We believe a brief discussion would help investors better understand the annual membership vesting requirements of the company.

After conversation with the Commission staff, we propose the following expanded discussion of our quarterly vesting process and the following table with introductory paragraph and enumerated footnote explanations of the data:

In order to be eligible to receive commissions, sales associates must have an active Associate Agreement. In order to keep an active Agreement; sales associates must (1) maintain an active personal legal services membership or (2) make three personal membership sales per calendar quarter. If a sales associate fails to do either, his or her Associate Agreement will be placed in a precancel status for one quarter ("quarterly vesting probationary period"). During this period, the Associate must either (1) reinstate their personal legal services membership or (2) make six personal membership sales. If these requirements are not met, the Associate will go into a dropped status at the end of the probationary period. Upon the date the Associate Agreement is dropped, the Associate loses all downline, level, counters and qualifications and forfeits any pending advanced commission, earnings and bonuses.

The following table recaps, on a quarterly basis for the last two fiscal years, total vested sales associates that made new Membership sales and those that did not as well as those that own a Membership and those that do not own a Membership, by their respective levels of sales:

               Assocs Without A Membership
               ---------------------------               (3)
                    (1)               (2)          Assocs Selling        (4)
               Assocs Selling    Assocs Selling        With a          Assocs Not            (5)
Qtr/Year          3 or more        Less than 3       Membership         Selling        Total Assocs
--------       --------------    ---------------   --------------     -----------    ----------------
 Q1/07               212               297              34,443           398,956          433,908
 Q2/07               152               583              33,092           400,387          434,214
 Q3/07               140               540              34,196           408,424          443,300
 Q4/07               146               497              34,444           407,274          442,361
 Q1/08                93               366              30,174           397,575          428,208
 Q2/08                90               358              30,614           401,289          432,351
 Q3/08                95               402              31,702           392,118          424,317
 Q4/08                98               367              29,177           395,376          425,018

     (1) Represents sales associates that do not own a Membership that have sold 3 or more new Memberships during the quarter indicated.
     (2) Represents sales associates that do not own a Membership that have sold less than 3 new Memberships during the quarter indicated.
     (3) Represents sales associates who owned a Membership and sold at least 1 new Membership during the quarter indicated.
     (4) Represents sales associates who owned a Membership or were in their quarterly vesting probationary period but did not sell at least 1 new Membership during the quarter indicated.
     (5) Represents the total vested associates (including those associates in their quarterly vesting probationary period) during the quarter indicated.

This table, the introductory language and explanatory footnotes would replace existing table and last two sentences of existing introductory paragraph at the top of page 30 of the printed Form 10-K.

We will provide marked copies of the above referenced filing reflecting all cumulative proposed changes under separate cover to the staff of the Commission. Should these proposed changes be acceptable to the Commission, we will immediately begin preparing the amended documents for filing in a timely manner.

We also acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,
PRE-PAID LEGAL SERVICES, INC.
/s/  Randy Harp
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Randy Harp
Chief Operating Officer